MIND CTI Reports Cash Flow from Operating Activities of $5.2 Million in 2013

* Board Declares Cash Dividend

Yoqneam, Israel, February 25, 2014 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/ postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for the fourth quarter and year ended December 31, 2013.

The following will summarize our business in the fourth quarter of 2013 and provide a more detailed review of the financial results for the quarter. The financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Financial Highlights of Q4 2013

•	Revenues of close to $5.1 million, compared with $5.0 million in the fourth quarter of 2012.
•	Operating income was $1.0 million, compared with operating income of $1.4 million in the fourth quarter of 2012.
•	Net income of $1.0 million or $0.05 per share, compared with net income of $1.4 million or $0.07 per share in the fourth quarter of 2012.
•	Two new significant wins.

As of December 31, 2013 we had 352 employees in our four offices, compared with 339 as of December 31, 2012.

Year 2013 Financial Highlights

•	Revenues of $18.5 million, compared with $20.2 million in 2012.
•	Operating income was $2.2 million, or 11.7 % of revenue, compared with $4.4 million, or 21.6% of revenue, in 2012.
•	Net income of $2.2 million, or $0.12 per share, compared with $4.3 million, or $0.23 per share in 2012.
•	Cash flow from operating activities was $5.2 million, compared with $4.9 million in 2012.
•	Cash position of approximately $19.8 million as of December 31, 2013.
•	5 new wins and multiple upgrades.

Monica Iancu, CEO, commented: “As expected, 2013 revenues and profitability were lower than in 2012. However, in 2013 we signed the largest deal in MIND's history and in total the new deals and follow on orders committed to by our customers exceed any yearly prior bookings. The gross margins decreased to 57% from 61% in 2012. This trend is expected to continue since our engineering efforts are dedicated more to customizations for new and existing customers and to other service related tasks. We expect the significant wins of 2013 to have a positive impact on our 2014 results. We believe that our reputation of outstanding support and commitment to meet customer needs combined with our proven fully convergent technology will enable us to achieve our targets of internal growth and improved profitability.”

Revenue Distribution for Q4 2013

Sales in the Americas represented 64.7%, sales in Europe represented 19.9% of total revenue and sales in Israel represented 8.4%.

Revenue from our customer care and billing software totaled $3.9 million, while revenue from our enterprise call accounting software was $1.2 million. Revenue from licenses was $1.3 million, or 26% of total revenue, while revenue from maintenance and additional services was $3.8 million, or 74%.

Revenue Distribution for Full Year 2013

Sales in the Americas represented 63.9%, sales in Europe represented 20.3% and sales in Israel represented 9.6% of total revenue.

Revenue from our customer care and billing software totaled $14.2 million, while revenue from our enterprise call accounting software was $4.3 million. Revenue from licenses was $4.6 million, or 25% of total revenue, while revenue from maintenance and additional services was $13.9 million, or 75%.

New Wins & Follow-on Orders

In the fourth quarter we announced two important new wins and similar to previous quarters we also received follow-on orders from existing customers, mainly for implementation of LTE (Long Term Evolution) services. LTE is a standard for wireless data communications technology and an evolution of the GSM/UMTS standards. LTE is being adopted worldwide to increase the capacity and speed of wireless data networks and simplify networks architecture to an IP-based system.

Dividend Distribution

We continue to believe that our annual dividends enhance shareholders value. Taking into consideration the strong cash flow in 2013 and the remaining cash after the distribution, the Board declared on February 25, 2014 a gross dividend of $0.24 per share.

The record date for the dividend will be March 12, 2014 and the payment date will be March 26, 2014. Tax will be withheld at a rate of 25%.

Conference Call Information

MIND will host a conference call on February 26, 2014 at 8:30 a.m., Eastern Time, to discuss the Company's fourth quarter and full year 2013 results and other financial and business information.

Dial-In Numbers:

Israel: 077-2278056, US: 646-475-1750 User Code: 351966

The call will be available for replay via the Investors section of MIND’s website, www.mindcti.com, after 11:30 a.m. Eastern Time on February 26, 2014 for a period of one year.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers in more than 40 countries around the world. A global company, with over thirteen years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year
	ended		ended
	December 31		December 31
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	U.S. $ in thousands
	(except per share data)

Revenues	$5,086	$4,954	$18,480	$20,209
Cost of revenues	1,923	1,494	7,871	7,852
Gross profit	3,163	3,460	10,609	12,357

Research and development expenses	1,280	1,208	5,030	4,643
Selling and marketing expenses	446	377	1,694	1,524
General and administrative expenses	459	497	1,726	1,818
Operating income	978	1,378	2,159	4,372

Financial income (expenses) - net	2	107	163	298
Income before taxes on income	980	1,485	2,322	4,670

Income tax expenses (benefits)	(37)	113	137	392

Net Income	$1,017	$1,372	$2,185	$4,278

Earnings per ordinary share:
Basic and Diluted	$0.05	$0.07	$0.12	$0.23

Weighted average number of ordinary shares used in computation of earnings per ordinary share -
in thousands:

Basic	18,885	18,777	18,869	18,767

Diluted	18,897	18,884	18,890	18,846

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2 0 1 3	2 0 1 2
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$8,212	$13,310
Short term bank deposits	8,266	5,567
Marketable securities	2,836	-
Accounts receivable:
Trade	1,241	850
Other	165	159
Prepaid expenses	221	95
Deferred cost of revenues	63	584
Deferred taxes	256	124
Inventory	10	13
Total current assets	21,270	20,702

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	517	504
Severance pay fund	1,673	1,399
Deferred cost of revenues	44	-
Deferred taxes	40	15
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	650	681
GOODWILL	5,430	5,430
Total assets	$29,624	$28,731

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$525	$113
Other	1,153	1,151
Deferred revenues	4,796	2,259
Total current liabilities	6,474	3,523
LONG TERM LIABILITIES :
Deferred revenues	357	487
Employee rights upon retirement	1,804	1,615
Total liabilities	8,635	5,625

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	30,196	30,138
Accumulated other comprehensive income	31	17
Differences from translation of foreign currency financial statements of a subsidiary	(958)	(1,043)
Treasury shares	(2,287)	(2,360)
Accumulated deficit	(6,047)	(3,700)
Total shareholders’ equity	20,989	23,106
Total liabilities and shareholders’ equity	$29,624	$28,731

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year
	ended		ended
	December 31		December 31
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	U.S. $ in thousands
Cash flows from operating activities:
Net Income	$1,017	$1,372	$2,185	$4,278

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66	58	250	270
Financial loss (income) from available for sale securities	(1)	-	1	(3)
Deferred income taxes, net	(157)	138	(157)	138
Accrued severance pay	-	17	77	147
Unrealized loss from marketable securities, net	6	-	6	-
Capital loss (gain) on sale of equipment - net	1	12	(5)	14
Employees share-based compensation expenses	13	19	58	80
Realized loss on sale of available for sale securities	-	-	-	24

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(79)	852	(390)	913
Other	41	59	(15)	149

Decrease in prepaid expenses and work in process	137	2	351	456
Decrease in inventories	3	16	3	16

Increase (decrease) in accounts payable and accruals:
Trade	276	(69)	412	(639)
Other	(424)	(400)	1	(65)

Increase (decrease) in deferred revenues	574	(497)	2,413	(842)
Net cash provided by operating activities	1,473	1,579	5,190	4,936

Cash flows from investing activities:
Purchase of property and equipment	(21)	(56)	(240)	(169)
Sale of available for sale securities	-	-	-	444
Severance pay funds	(104)	(94)	(162)	(174)
Investment in short term bank deposits	(1,715)	(1,666)	(2,559)	(1,258)
Investments in marketable securities	(770)	-	(2,842)	-
Proceeds from sale of property and equipment	7	8	26	84
Net cash provided by (used in) investing activities	(2,603)	(1,808)	(5,777)	(1,073)

Cash flows from financing activities:
Employee stock options exercised and paid	-	4	73	41
Dividend paid	-	-	(4,532)	(4,505)
Net cash provided by (used in) financing activities	-	4	(4,459)	(4,464)

Translation adjustments on cash
and cash equivalents	4	3	(52)	45
Decrease in cash and cash equivalents	(1,126)	(222)	(5,098)	(556)

Balance of cash and cash equivalents at beginning of period	9,338	13,532	13,310	13,866
Balance of cash and cash equivalents at end of period	$8,212	$13,310	$8,212	$13,310